EXHIBIT 99

            CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT

NVE Corporation is filing this Exhibit 99 to its Quarterly Report on Form 10-QSB to avail itself of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report on Form 10-QSB, future filings with the Securities and Exchange Commission, press releases and in oral statements made with the approval of an authorized executive officer, the words may, will, expect, anticipate, intend, believe, estimate, should, or continue or the negatives of these terms or other variations on these words or comparable terminology are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These types of statements and the facts or events to which they relate express risks and uncertainties that could cause actual results to differ materially from historical financial condition, operating results, business prospects or any other aspect of NVE, and those presently anticipated or projected. We caution readers that the following important factors, among others, could affect our financial condition, operating results, business prospects or any other aspect of NVE, and could cause our actual results to differ materially from that projected or estimated by us in the forward-looking statements made by us or on our behalf. Although we have attempted to list below the important factors which do or may affect our financial condition, operating results, business prospects or any other aspect of NVE, other factors may in the future prove to be more important. New factors emerge from time to time and it is not possible for us to predict all of such factors. Similarly, we cannot necessarily assess or quantify the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in forward-looking statements.


RISKS RELATED TO OUR BUSINESS

ALTHOUGH WE HAVE BEEN PROFITABLE RECENTLY, WE HAVE A HISTORY OF OPERATING LOSSES AND COULD SUFFER FURTHER LOSSES IN THE FUTURE.
We had an accumulated deficit of $2,699,768 as of March 31, 2004. Although we reported positive net income in fiscal 2004 and fiscal 2003, prior to fiscal 2003 we had a history of losses. Additional expenditures could lead to operating losses. Shifting resources from government-funded research contracts to company-funded research may increase our research and development expenses. We expect selling, general and administrative expenses to increase if we rollout MRAM manufactured under our technology agreement with Cypress Semiconductor Corporation. Expenditures relating to MRAM license procurement and legal expenses relating to enforcing our MRAM intellectual property may also increase.

WE RELY ON GOVERNMENT CONTRACTS FOR A LARGE PERCENTAGE OF OUR REVENUES AND WE WILL LOSE REVENUE IF WE LOSE THESE CONTRACTS.
During fiscal 2004 United States government contracts accounted for approximately 54% of our revenues. Disqualification as a vendor to the United States government for any reason or a material decrease in government funding research would cause serious setbacks and would likely hamper both future research and development activity, as well as related revenues.

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FAILURE TO QUALIFY AS A SMALL BUSINESS UNDER FEDERAL REGULATIONS COULD MAKE US
INELIGIBLE FOR SOME GOVERNMENT-FUNDED RESEARCH GRANTS WHICH COULD HAVE A SIGNIFICANT IMPACT ON OUR REVENUE AND OUR ABILITY TO MAKE RESEARCH AND DEVELOPMENT PROGRESS.
Federal regulations place a number of criteria for a business to be eligible to compete for Small Business Innovation Research (SBIR) awards. Those criteria include number of employees and ownership structure. While we believe we meet the criteria, changes in our ownership beyond our control could cause us to lose our eligibility to compete for SBIR awards, which in turn could have a material adverse effect on our revenues profits, and research and development efforts.

WE MAY LOSE REVENUE IF ANY OF OUR LARGE CUSTOMERS CANCEL, POSTPONE, OR REDUCE THEIR PURCHASES.
We rely on several large customers for a large percentage of our commercial revenues; these include Agilent Technologies, Inc., St. Jude Medical, Inc., the United States Government, and certain distributors. Orders from these customers can be cancelled, postponed, or reduced without cause or notice, and the loss of any of these customers could have a significant impact on our commercial revenues and our profitability.

WE FACE A DIFFICULT AND UNCERTAIN ECONOMIC ENVIRONMENT IN OUR INDUSTRY WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS.
Industry reports have indicated a sudden downturn in the semiconductor market in the final months of calendar 2004, and further indicated the value of excess chip inventories in the supply chain "skyrocketed" in the third calendar quarter. Such an increase would be expected to negatively impact manufacturers' sales including our sales. Economic conditions may not improve in the near term or at all. Any failure of the economic environment to improve or a future downturn would likely have a material adverse impact on our business and revenues.

OUR REPUTATION COULD BE DAMAGED AND WE COULD LOSE REVENUE IF WE FAIL TO MEET TECHNICAL CHALLENGES REQUIRED TO PRODUCE MARKETABLE PRODUCTS.
Our products use new technology and we are continually researching and developing product designs and production processes. Our production processes require control of magnetic and other parameters that are not required in conventional semiconductor processes. If we are unable to develop stable designs and production processes we may not be able to produce products that meet our customers' requirements, which could cause damage to our reputation and loss of revenues.

WE MAY LOSE BUSINESS AND REVENUE IF OUR CRITICAL PRODUCTION EQUIPMENT FAILS. Our production process relies on certain critical pieces of equipment for defining, depositing, and modifying the magnetic properties of very thin metal films. Some of this equipment was designed or customized by us, and some may no longer be in production. While we have back-ups for some of the equipment, an in-house maintenance staff, some critical spare parts, and maintenance agreements for certain pieces of equipment, we cannot be sure we could repair or replace critical manufacturing equipment were it to fail.

OUR FAILURE TO MEET STRINGENT CUSTOMER TECHNICAL REQUIREMENTS COULD RESULT IN THE LOSS OF KEY CUSTOMERS AND POTENTIAL REDUCED SALES.
Some of our customers, including Agilent and St. Jude Medical, have stringent technical requirements which require our products to pass certain test and qualification criteria before they are accepted by such customers. Failure to meet those criteria could result in the loss of current sales revenue, customers and future sales.

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IF WE ARE UNABLE TO DELIVER PRODUCTS WE FACE PENALTIES, INCLUDING LOSS OF
CERTAIN EXCLUSIVE MANUFACTURING RIGHTS.
Our Agilent supply agreement allows Agilent to gain rights to manufacture couplers based on our technology if we are unable to deliver products on time. The imposition of this penalty could have a material impact on future sales of our products. Furthermore, on reaching certain sales goals, Agilent could gain exclusive rights to distribute certain couplers based on our technology, which could reduce our product sales and leave us partially or totally dependent on Agilent for future coupler sales.

THE LOSS OF SUPPLY FROM ANY OF OUR KEY SINGLE-SOURCE WAFER SUPPLIERS COULD IMPACT OUR ABILITY TO PRODUCE AND DELIVER PRODUCTS AND CAUSE LOSS OF REVENUE. Critical suppliers include our suppliers of certain semiconductor wafers which are incorporated in our products. These critical suppliers include Advanced Semiconductor Manufacturing Corporation of Shanghai (China), AMI Semiconductor, Inc., Intersil Corporation, Taiwan Semiconductor Manufacturing Corporation, and Texas Instruments Inc. We maintain inventory of some critical wafers, but we have not identified or qualified alternate suppliers for many of the wafers now being obtained from single sources.

THE LOSS OF SUPPLY FROM ANY OF OUR SINGLE-SOURCE PACKAGING VENDORS COULD IMPACT OUR ABILITY TO PRODUCE AND DELIVER PRODUCTS AND CAUSE LOSS OF REVENUE.
We are dependent on our packaging vendors including Circuit Electronics Industries (Ayutthaya, Thailand) and NS Electronics Bangkok (Thailand), Ltd. Some of our products use processes or tooling unique to a particular packaging vendor, and it might be expensive, time-consuming, or impractical to convert to another vendor in the event of a supply interruption. Supply interruptions could seriously jeopardize our ability to provide products that are critical to our business and operations which may cause us to lose revenue.

BECAUSE WE ARE SIGNIFICANTLY SMALLER THAN THE MAJORITY OF OUR COMPETITORS, WE MAY LACK THE FINANCIAL RESOURCES NEEDED TO INCREASE OUR MARKET SHARE AND FUTURE REVENUE.
Our known competitors and potential competitors include Advanced Micro Devices, Inc., Agilent Technologies, Inc., Allegro Microsystems, Inc., NEC Corporation, Analog Devices, Inc., Fujitsu Limited, Hewlett-Packard Company, IBM Corporation, Infineon Technologies AG, Intel Corporation, NEC Corporation, Ramtron International Corporation, Renesas Technology Corporation, Royal Philips Electronics, Samsung Electronics, Ltd., Sony Corporation, Texas Instruments Inc., Vishay Intertechnology, Xicor, Inc., and others. We believe that we face particularly aggressive competition in our coupler business. We believe that our competition is increasing as the technology matures. This has meant more competitors and more severe pricing pressure. Furthermore, our competitors are narrowing or eliminating performance advantages we may have had. We expect these trends to continue, and our future competitiveness will depend on our ability to develop new products and reduce our product costs. Most of our competitors and potential competitors are established companies that have significantly greater financial, technical, and marketing resources than us. While we believe that our products have important competitive advantages, our competitors may succeed in developing and marketing products that perform better or are less expensive than ours, or that would render our products and technology obsolete or noncompetitive.

OUR LICENSE AGREEMENTS INCLUDE REVENUE MINIMUMS AND ROYALTY LIMITS WHICH COULD LIMIT THE TOTAL AMOUNT OF REVENUE WE CAN DERIVE UNDER THESE AGREEMENTS.
Our existing license agreements do not provide for us to receive royalties until revenue minimums are met by licensees. In addition, some of these agreements place limits on future royalty and license payments. These provisions could substantially delay our potential revenues and profits from these licensing arrangements and could limit the total amount of revenue that we can derive under these license agreements. Such limits are common practice in our industry, but they could limit our potential MRAM revenues and profits even if our intellectual property is widely adopted.

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OUR BUSINESS MAY SUFFER BECAUSE WE HAVE LIMITED INFLUENCE OVER THE RATE OF
ADOPTION OF OUR TECHNOLOGY, AND MRAM TECHNOLOGY MAY NOT BUILD INTO A LARGE OR SIGNIFICANT MARKET.
A significant portion of our future revenues and profits is dependent on our licensees and manufacturing partners introducing MRAM products. Production difficulties, technical barriers, high production costs, poor market reception or other problems, almost all of which are outside our control, could prevent the deployment of MRAM or limit its market potential. In addition, our licensees and manufacturing partners may have other priorities that detract attention and resources from introduction of MRAM products using our technology. Furthermore, competing technologies could prevent or supplant MRAM from becoming an important memory technology.

OUR LICENSEES MAY NOT BE ABLE TO MAKE COMMERCIALLY VIABLE MRAMS, WHICH WOULD LIMIT OUR REVENUE FROM MRAM AND LIKELY CAUSE OUR STOCK PRICE TO DECLINE.
MRAM is a new technology, and we are almost completely dependent on our licensees to convert our intellectual property into commercially viable MRAM. While our licensees have made prototypes and samples, several technical and manufacturing issues must be resolved before commercially viable devices can be produced, and these problems may never successfully be solved. Cypress has missed several schedule targets for commercializing MRAM, and further delays could have a material impact on our revenues from MRAM. In 2004 Motorola, Inc. separated its semiconductor products sector as Freescale Semiconductor, Inc. Freescale has said it expects to be in production with MRAM products in 2005, but any delays could have a material impact on our potential MRAM license revenues.

WE ARE HIGHLY DEPENDENT ON MOTOROLA OR FREESCALE TO COMBINE OUR MRAM TECHNOLOGY WITH CONVENTIONAL SEMICONDUCTORS AND WE MAY LOSE POTENTIAL REVENUE IF MOTOROLA OR FREESCALE ARE UNSUCCESSFUL.
Embedded MRAM, that is, MRAM combined with conventional semiconductors, is a major market for MRAM and our primary potential source of royalties from Motorola. We are highly dependent on the success of Motorola's majority owned subsidiary, Freescale, embedding MRAM into cellphone and system integrated circuits. Technical difficulties with embedding, production difficulties, high production costs, or other problems, almost all of which are outside our control, could limit our potential MRAM royalties under our license agreement with Motorola.

WE ARE HIGHLY DEPENDENT ON CYPRESS FOR POTENTIAL SUPPLY OF MRAM DEVICES USING THEIR DESIGNS AND MAY LOSE REVENUE IF WE NEED TO REPLACE CYPRESS AS A SUPPLIER. Although we have rights to Cypress' MRAM designs, mask works, and other intellectual property, it could be difficult for us to fabricate devices based on those designs and intellectual property at a foundry other than Cypress. This is because other potential foundries might not have the needed equipment, and Cypress' designs are tailored for their factories. If Cypress is unable to manufacture devices for us for any reason, it could be difficult for us to find another manufacturer for their designs.

WE MUST PACKAGE AND TEST CYPRESS MRAM WAFERS TO MAKE SALABLE PRODUCTS, AND MAY LOSE REVENUE IF WE ARE UNABLE TO PROCURE SUCH SERVICES.
Although Cypress is obligated under our agreement to provide us MRAM wafers, it is not obligated to provide us packaged, tested devices. We may be able to reach an agreement with Cypress to provide packaging and testing services, or we may be able to procure such "back-end" services from a third party. Delays or failure to procure such services could cause us to lose or delay potential revenues from selling MRAM devices.

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ONE OR MORE OF OUR LICENSEES COULD CANCEL THEIR MRAM DEVELOPMENT PROGRAMS,
WHICH WOULD REDUCE OUR FUTURE REVENUE POTENTIAL.
Freescale and Cypress could cancel their MRAM development programs at any time because of financial or other consideration. A cancellation of Freescale's MRAM program would eliminate our opportunity to receive royalties from the sale of devices under our agreement with Motorola. A cancellation of Cypress' MRAM program would likely eliminate our opportunity to sell devices based on their designs.

OUR FUTURE BUSINESS MAY SUFFER BECAUSE WE MAY NOT BE ABLE TO CONSUMMATE ADDITIONAL MRAM LICENSE AGREEMENTS.
Although there are potential licensees for our MRAM intellectual property in addition to our current licensees and partners, we may never be able to consummate additional license agreements. Potential licensees for our MRAM intellectual property might not be interested unless and until the commercial viability of the technology is demonstrated. Potential licensees could also use their own or a third party's MRAM intellectual property rather than ours. In addition, our existing agreements place restrictions on future license agreements. Specifically, one of our agreements allows one of our licensees to approve licenses with certain other potential licensees. Each of these limitations could hinder our ability to consummate additional MRAM license agreements.

WE WILL NOT RECEIVE ROYALTIES IF OUR LICENSEES DO NOT USE OUR INTELLECTUAL PROPERTY.
Our license agreements do not require our licensees to use our intellectual property. Although we believe, based on their public disclosures, that the devices that Motorola, Inc. and Cypress Semiconductor Corporation have demonstrated would use our intellectual property at least to some extent, our licensees could circumvent or find alternatives to all or some of our technology, and our license agreements require royalty payments only if our licensees use our intellectual property in their devices. It is possible that our licensees might make MRAM devices without using our technology or infringing on our patents, and we would not receive royalties on such devices.

WE MAY NOT BE ABLE TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR OUR TECHNOLOGY MAY PROVE TO INFRINGE UPON PATENTS OR RIGHTS OWNED BY OTHERS WHICH MAY PREVENT THE FUTURE SALE OF OUR PRODUCTS OR INCREASE THE COST OF SUCH SALES. We protect our proprietary technology and intellectual property by seeking patents, trademarks, and copyrights, and by maintaining trade secrets through entering into confidentiality agreements with employees, suppliers, customers, and prospective customers depending on the circumstances. We hold patents or are the licensee of others owning patented technology covering certain aspects of our sensor, coupler, and MRAM technology. These patent rights may be challenged, rendered unenforceable, invalidated or circumvented. In addition, rights granted under the patents or under licensing agreements may not provide a competitive advantage to us. At least several potential MRAM competitors have described designs that we believe would infringe on our patents if such designs were to be commercialized. Efforts to legally enforce patent rights can involve substantial expense which we may not be able to afford and in any case may not be successful. Further, others may independently develop similar, superior, or parallel technologies to any technology developed by us, or our technology may prove to infringe upon patents or rights owned by others. Thus the patents held by or licensed to us may not afford us any meaningful competitive advantage. Also, our confidentiality agreements may not provide meaningful protection of our proprietary information. Our inability to maintain our proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

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OUR FUTURE BUSINESS MAY SUFFER IF WE ARE UNABLE TO ENFORCE OUR INTELLECTUAL
PROPERTY RIGHTS WITH EXISTING LICENSEES.
Our success in enforcing our intellectual property rights may be dependent on our ability to enforce our contract rights under existing license agreements. Our existing licensees could claim without merit that they do not use our intellectual property or claim that one or more of our patents are invalid. In 2000 we were forced to resort to litigation to enforce our intellectual property rights with Motorola, and we plan to continue to vigorously defend our intellectual property rights. Our limited capital resources could put us at a disadvantage if we take legal action to enforce our intellectual property rights.

WE MAY NOT BE ABLE TO NEGOTIATE A NEW MRAM LICENSING AGREEMENT WITH FREESCALE SEMICONDUCTOR.
Our Patent License Option Agreement with Motorola provides for termination December 31, 2005 or on the date Motorola ceases manufacturing MRAM Products whichever is later. Such a termination appears likely as a result of Motorola apparently having eliminated its ability to manufacture MRAM Products through its spinoff of Freescale. We are free to negotiate a new agreement with Freescale or an assignment of the Motorola Patent License Option Agreement to Freescale, but would do so only with amendments thereto. There can be no assurance, however, that any such agreement can be reached with Freescale, or that any such agreement with Freescale would be on more favorable terms to NVE than the present agreement with Motorola, or that NVE would receive any value under the existing Patent License Option Agreement or any value under any such further agreement with Freescale.

MOTOROLA MAY ATTEMPT TO HAVE MRAM MANUFACTURED BY FREESCALE FOR MOTOROLA UNDER OUR AGREEMENT WITH MOTOROLA, WHICH COULD BE UNDER LESS FAVORABLE TERMS FOR US THAN AN AGREEMENT WITH FREESCALE.
Motorola recently indicated to us that it may attempt to have MRAMs manufactured by Freescale for Motorola under the so-called "have made" rights in our agreement with Motorola. We believe Motorola will likely have terminated this agreement and so relinquish its have-made rights at the end of 2005, as a result of having transferred its MRAM manufacturing capability to Freescale. We hope to, before then, negotiate a new agreement with Freescale, or an assignment of the Motorola agreement to Freescale, though only with amendments thereto, but there can be no assurances.

OUR BUSINESS SUCCESS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY-QUALIFIED MANAGEMENT AND TECHNICAL EMPLOYEES.
We have no employment agreements with any of our management other than our Chief Executive Officer, Dr. Baker, and have no key-person insurance covering employees. Competition for highly-qualified management and technical personnel is generally intense and we may not be able to attract and retain the personnel necessary for the development and operation of our business. The loss of the services of key personnel could have a material adverse effect on our business, financial condition and results of operations. Our Chief Technology Officer, Dr. Daughton, may decide to retire at any time in the next several years, and we may not be able to replace his technical or contract development expertise.

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WHILE WE BELIEVE THAT WE CURRENTLY HAVE ADEQUATE INTERNAL CONTROL OVER
FINANCIAL REPORTING IN PLACE, IN THE FUTURE OUR MANAGEMENT WILL BE REQUIRED TO EVALUATE OUR INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 AND ANY ADVERSE RESULTS FROM SUCH EVALUATION COULD RESULT IN A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE AFFECT ON OUR FINANCIAL RESULTS AND THE MARKET PRICE OF OUR COMMON STOCK.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), the SEC adopted rules requiring each public company to include a management report assessing the effectiveness of its internal control over financial reporting in Annual Reports on Form 10-K and Form 10-KSB, and the independent registered public accounting firm auditing such company's financial statements must attest to and report on management's assessment of the effectiveness of the internal control over financial reporting. This requirement will first apply to our Annual Report for the fiscal year ending March 31, 2006. We are currently performing the process documentation and evaluation needed to comply with Section 404. While we currently anticipate being able to fully implement the requirements relating to compliance with Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of such activities on our operations due in large part to the lack of precedent available by which to measure compliance with such requirements. If we are not able to implement the requirements of
Section 404 in a timely manner or with adequate compliance, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our common stock. In addition, to the extent we or our independent registered public accounting firm identify a significant deficiency in our internal control over financial reporting, the resources and costs required to remediate such deficiency could have a material adverse impact on our future results of operations.

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RISKS RELATED TO BUYING OUR STOCK

OUR STOCK HAS BEEN MORE VOLATILE THAN OTHER TECHNOLOGY SECTOR STOCKS.
The market price of our common stock has experienced significant fluctuations and may continue to fluctuate in the future. We believe these fluctuations have been greater on a percentage basis than other technology sector stocks.

OUR STOCK MAY BE SUBJECT TO VOLATILITY BECAUSE IT IS NOT LISTED ON A NATIONAL MARKET.
Our common stock is traded on the NASDAQ SmallCap Market, which has less daily trading volume on average than the average trading market for companies quoted on the NASDAQ National Market or the New York Stock Exchange. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

THE PRICE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY SIGNIFICANT PRICE FLUCTUATIONS DUE TO A NUMBER OF FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL. The market price of the common stock may be significantly affected by many factors, including:

     * technological innovations by us, our licensees, or our competitors;

     * the announcement of new products, product enhancements, contracts, or license agreements by us, our licensees, or our competitors;

     * changes in requirements or demands for our products;

     * changes in prices of our or our competitors' products and services;

     * quarterly variations in our operating results;

     * changes in our revenue and revenue growth rates;

     * changes in revenue estimates, earnings estimates, or market projections by market analysts, speculation in the press or analyst community;

     * short selling and covering of short positions in our stock; and

     * general market conditions or market conditions specific to particular industries.

The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. Such fluctuations may adversely affect the market price of our common stock.